Audited Financial Statements

COMMERCIAL INTERTECH RETIREMENT
STOCK OWNERSHIP AND SAVINGS PLAN

December 31, 1993 and 1992

Securities and Exchange Commission

Washington, D. C.  20549

FORM 11-K

Annual Report

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1993

Commission File No. 1-10697

COMMERCIAL INTERTECH RETIREMENT
STOCK OWNERSHIP AND SAVINGS PLAN

COMMERCIAL INTERTECH CORP.
1775 Logan Avenue
Youngstown, Ohio  44501

                Commercial Intertech Retirement Stock
                    Ownership and Savings Plan

                   Audited Financial Statements

                   December 31, 1993 and 1992

                                    CONTENTS

REQUIRED INFORMATION

Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . 1

FINANCIAL STATEMENTS PROVIDED

Statements of Net Assets Available for Plan Benefits  . . . . . . . . . 2
Statement of Changes in Net Assets Available for Plan Benefits  . . . . 3
Notes to Financial Statements   . . . . . . . . . . . . . . . . . . . . 4

SCHEDULES

Item 27(a)--Schedule of Assets Held for Investment Purposes   . . . .  13
Item 27(d)--Schedule of Reportable Transactions   . . . . . . . . . .  14

EXHIBITS

Exhibit 23--Consent of Independent Auditors   . . . . . . . . . . . .  15

                         Report of Independent Auditors

Administrative Committee
Commercial Intertech Retirement Stock
  Ownership and Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Commercial Intertech Retirement Stock Ownership and Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1993, and Schedule of Reportable Transactions for the year ended December 31, 1993, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

                                                       Ernst & Young
Cleveland, Ohio
June 3, 1994


                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

              Statements of Net Assets Available for Plan Benefits


                                                                                       DECEMBER 31, 1993
                                                                        -----------------------------------------------
                                                                         ALLOCATED          UNALLOCATED        TOTAL
                                                                        -----------------------------------------------

ASSETS
Cash and cash equivalents                                                $      105         $     2,079      $     2,184
Interest receivable                                                          35,431                 177           35,608
Employer contributions receivable                                           483,911                              483,911
Employee contributions receivable                                           260,562                              260,562
Participant loans receivable                                                442,522                              442,522
Other receivables                                                               792                                  792
                                                                        ------------------------------------------------
                                                                          1,223,323               2,256        1,225,579
Investments:
  Interest in a registered investment company (Fidelity
    Management Trust Company)                                             5,925,187                            5,925,187
  Unallocated insurance contracts (CIGNA guaranteed
    account)                                                             10,684,684                           10,684,684
  Commercial Intertech Corp. Series B preferred stock                     2,672,927          11,472,131       14,145,058
  Commercial Intertech Corp. common stock                                 3,717,098                            3,717,098
                                                                        ------------------------------------------------
                                                                         22,999,896          11,472,131       34,472,027
LIABILITIES
Distributions payable                                                       120,502                              120,502
Loan payable
Notes payable                                                                                12,814,721       12,814,721
Other liabilities                                                               793                   5              798
                                                                        ------------------------------------------------
                                                                            121,295          12,814,726       12,936,021
                                                                        ------------------------------------------------

NET ASSETS AVAILABLE (DEFICIENT) FOR PLAN BENEFITS                      $24,101,924         $(1,340,339)     $22,761,585
                                                                        ================================================


                                                                                        DECEMBER 31, 1992
                                                                      --------------------------------------------------
                                                                         ALLOCATED          UNALLOCATED        TOTAL
                                                                      --------------------------------------------------

ASSETS
Cash and cash equivalents                                               $    92,470         $     1,491      $    93,961
Interest receivable                                                           2,545                 128            2,673
Employer contributions receivable                                           314,048                              314,048
Employee contributions receivable                                           211,187                              211,187
Participant loans receivable                                                371,424                              371,424
Other receivables                                                             1,150                                1,150
                                                                      --------------------------------------------------
                                                                            992,824               1,619          994,443
Investments:
  Interest in a registered investment company (Fidelity
    Management Trust Company)                                             3,820,400                            3,820,400
  Unallocated insurance contracts (CIGNA guaranteed
    account)                                                              9,636,415                            9,636,415
  Commercial Intertech Corp. Series B preferred stock                     2,074,673          12,122,225       14,196,898
  Commercial Intertech Corp. common stock                                 3,138,724                            3,138,724
                                                                      --------------------------------------------------
                                                                         18,670,212          12,122,225       30,792,437
LIABILITIES
Distributions payable                                                       455,397                              455,397
Loan payable                                                                                 13,240,995       13,240,995
Notes payable
Other liabilities                                                            22,207                   4           22,211
                                                                      --------------------------------------------------
                                                                            477,604          13,240,999       13,718,603
                                                                      --------------------------------------------------

NET ASSETS AVAILABLE (DEFICIENT) FOR PLAN BENEFITS                      $19,185,432         $(1,117,155)     $18,068,277
                                                                      ==================================================

See notes to financial statements.




                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                       Statement of Changes in Net Assets
                          Available for Plan Benefits

                      For the Year Ended December 31, 1993


                                                 ALLOCATED          UNALLOCATED        TOTAL
                                                 -------------------------------------------------
ADDITIONS
Employer contributions                                              $    70,561        $    70,561
Employee contributions                           $ 3,017,916                             3,017,916
Employer non-cash contributions                      483,911                               483,911
Interest income                                      677,334              9,117            686,451
Dividend income                                      298,371          1,030,389          1,328,760
Dividend transfers                                                      173,043            173,043
Other                                                  6,153                                 6,153
Allocation of Commercial Intertech Corp.
  Series B preferred stock                           650,093                               650,093
                                                 -------------------------------------------------
                                                   5,133,778          1,283,110          6,416,888
DEDUCTIONS
Interest expense                                                        810,214            810,214
Distributions                                        665,881                               665,881
Dividend transfers                                   173,043                               173,043
Other expense                                              5             45,987             45,992
Allocation of Commercial Intertech Corp.
  Series B preferred stock                                              650,093            650,093
                                                 -------------------------------------------------
                                                     838,929          1,506,294          2,345,223
Net realized and unrealized appreciation in
  aggregate current value of investments             621,643                               621,643
                                                 -------------------------------------------------
NET ADDITIONS (DEDUCTIONS)                         4,916,492           (223,184)         4,693,308
Net assets available (deficient) for plan
  benefits at beginning of year                   19,185,432         (1,117,155)        18,068,277
                                                 -------------------------------------------------
NET ASSETS AVAILABLE (DEFICIENT) FOR PLAN
  BENEFITS AT END OF YEAR                        $24,101,924        $(1,340,339)       $22,761,585
                                                 =================================================

See notes to financial statements.




                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                          Notes to Financial Statements

                          Year ended December 31, 1993



A. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Commercial Intertech Retirement Stock Ownership and Savings Plan (the "Plan") are maintained on the accrual basis.

VALUATION OF INVESTMENTS

Investments consisting of Commercial Intertech Corp. (the "Company") common shares (Commercial Intertech Common Stock Fund) are carried at the closing market price on the last business day of the year. Investments consisting of Convertible Series B Preferred Stock ("Preferred Shares") are valued by an independent appraiser. Currently, the independent appraiser uses the greater of .823 of the price of Company common stock as of the last business day of the year or $23.25, the price guaranteed to the Plan participants by the Company.

Investments in unallocated insurance contracts (Guaranteed Account) are valued at contract value as estimated by Connecticut General Life Insurance Company. Investments in registered investment company funds (Fidelity Intermediate Bond Fund, Fidelity Balanced Fund, Fidelity U.S. Equity Index Fund, and Fidelity Growth Company Fund) are carried at the value of their underlying assets as determined by Fidelity Management Trust Company.

B.    DESCRIPTION OF THE PLAN

The Plan consists of a pre-tax savings program, a post-tax savings program and a leveraged matching employee stock ownership plan. All employees of designated subsidiaries, with at least one year of service, are eligible to participate in the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The leveraged matching employee stock ownership features of the Plan are designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended, (the "Code").

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued





B.    DESCRIPTION OF THE PLAN--CONTINUED

Under the pre-tax program, participants may elect to contribute up to 15% of their compensation, on a tax-deferred basis, to the Plan. Under the post-tax program, participants may elect to contribute up to an additional 10% of their compensation. These contributions are made with after-tax dollars and do not receive Company matching contributions. Employee contributions are recognized as income by the Plan as they are earned by the participants. A 50% Company matching contribution, made in Preferred Shares, is applied to the first 6% of a participant's tax-deferred contribution, not to exceed $1,350 per year.

The Plan provides for separate investment options in one or more funds as directed by the participants. Participants may change investment options once every two months. At December 31, 1993, 1,158 individuals participated in the Guaranteed Account (1,129--1992), 1,129 individuals participated in the Commercial Intertech Common Stock Account Fund (1,149--1992), 371 individuals participated in the Fidelity Intermediate Bond Fund (340 in 1992), 485 individuals participated in the Fidelity Balanced Fund (416 in 1992), 335 individuals participated in the Fidelity U.S. Equity Index Fund (307 in 1992), and 548 individuals participated in the Fidelity Growth Company Fund (494 in 1992).

All investment account dollars that result from employee contributions and related investment results are immediately vested.

Company matching contributions and related investment results vest according to the following schedule:

        Years of Vesting Service                  % Vested
        ------------------------                  --------
           Less than 1 year                            0%
           1 year                                     20
           2 years                                    40
           3 years                                    60
           4 years                                    80
           5 years                                   100

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued





B.    DESCRIPTION OF THE PLAN--CONTINUED

Participants become fully vested in Company matching contributions upon attainment of their normal retirement date, or upon their death or disability. If the participant's employment with the Company terminates for other reasons, his or her account will be closed. The vested portion of his or her account is distributed to the participant and the non-vested portion will be treated as a forfeiture and applied as a matching contribution if the employee experiences a break in service greater than five years. Non-vested assets allocated to the accounts of terminated employees amounted to $11,329 at December 31, 1993.

The Plan also provides for withdrawal in cases of financial hardship, upon attainment of age 59-1/2, and of the post-tax savings contributions. Participating employees may borrow up to 50% of their vested account balance. The amount borrowed is repaid to the participant's account via payroll deductions and carries an interest charge at the market rate of interest.

The Plan purchased the Preferred Shares, which are held in a trust established under the Plan, in 1990 using the proceeds of a $14.3 million borrowing guaranteed by the Company. In June 1993, the loan was refinanced through the placement of 7.08% Senior Notes (the "Notes"), totaling $13,240,994, with two insurance company lenders. The Notes, which are guaranteed by the Company, provide for repayment through 2009. Scheduled payments of principal under this agreement at December 31, 1993 are as follows:

        1994                     $   456,453
        1995                         488,770
        1996                         523,375
        1997                         560,430
        1998                         600,108
        Thereafter                10,185,585

The variable interest rate on the loan ranged from 5.00% to 5.25% during 1993. Interest on the Notes is based on a 7.08% fixed rate.

As the Plan makes each payment of principal, an appropriate number of Preferred Shares are allocated to eligible employees' accounts in accordance with matching provisions noted above.

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued





B.    DESCRIPTION OF THE PLAN--CONTINUED

Each year dividends on the Preferred Shares and Company contributions to the Plan will be used to repay the Notes.

The Notes are collateralized by the unallocated Preferred Shares and are guaranteed by the Company. The Bank has no rights against the shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

a.    The accounts of employees with vested rights in allocated stock
      (Allocated) and

b.    Stock not yet allocated to employees (Unallocated).

Preferred Shares distributed to participants are converted to Company common stock based upon a predetermined Plan formula. Benefits payable to participants represent the fair value of vested common stock and cash in terminated participants' accounts, after conversion of Preferred Shares in accordance with the Plan agreement.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account as well as any Preferred Shares deemed allocated to his or her account and is notified prior to the time that such rights are to be exercised.

The Plan is administered by the Administrative Committee (the "Committee") appointed by the Company's Board of Directors. The trust department of Mellon Bank, N.A., an independent third-party bank, is the Plan's trustee. The Company has the sole right to appoint the trustee, and to terminate the Plan, subject to the provisions of ERISA. The Company pays all significant administrative expenses.

Upon termination of the Plan, amounts credited to each participant's account shall be 100% vested and nonforfeitable. Additionally, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

The foregoing description of the Plan provides only general information. Additional information about the Plan agreement, allocation of Preferred Shares, forfeitures and distributions from the Plan may be obtained from the Committee.

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued





C.    STATEMENTS OF CHANGES IN ASSETS OF PARTICIPANT DIRECTED FUNDS

The amount of assets invested in each participant directed fund at the beginning and end of the Plans' year and changes in assets in each fund during the year were as follows:
                                                   FUND ASSETS                       FUND ASSETS
                                                    AVAILABLE                         AVAILABLE
                                                   DECEMBER 31,        NET           DECEMBER 31,
                                                      1992          ADDITIONS            1993
                                                  ------------------------------------------------
PARTICIPANT DIRECTED ACCOUNTS
CIGNA Guaranteed Account                         $9,636,415        $1,048,269        $10,684,684
Fidelity Intermediate Bond Fund                     849,446           232,982          1,082,428
Fidelity Balanced Fund                              831,355           704,119          1,535,474
Fidelity U.S. Equity Index Fund                     615,401           234,490            849,891
Fidelity Growth Company Fund                      1,524,198           933,196          2,457,394
Commercial Intertech Common Stock Fund            2,927,289           257,501          3,184,790

D.    INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan is amended periodically to conform with current income tax laws. The Committee is not aware of any action or event that has occurred that might affect the Plan's qualified status.

E.    TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased shares of common stock of the Company for $519,664 and sold shares of common stock of the Company for $102,630 during the year ended December 31, 1993.

The Plan received dividends on common stock of the Company of $125,328 and dividends on Preferred Shares of the Company of $1,203,432 during the year ended December 31, 1993.

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued





E.    TRANSACTIONS WITH PARTIES-IN-INTEREST--CONTINUED

At December 31, 1993 and 1992, the Plan had a noncash contribution receivable from the Company of 24,817 shares and 16,105 shares, respectively, of Company common stock with a market value of $483,911 and $314,048, respectively.

F.    INVESTMENTS

The Plan's investments consist of common and Preferred Shares of the Company, interests in a registered investment company (Fidelity Trust Management Company), unallocated insurance contracts (CIGNA Guaranteed Account), and amounts in a temporary investment fund as follows:


 Identity of Issuer                    Description of                                         Current
 or Similar Party                        Investment                         Cost               Value
- - ---------------------------------------------------------------------------------------------------------
DECEMBER 31, 1993
*Commercial Intertech Corp.         190,619 Common Shares,
                                      $1.00 Par Value                   **$ 3,614,649       **$ 3,717,098
*Commercial Intertech Corp.         114,965 Convertible Series B
                                      Preferred Shares-Allocated        **  2,672,927       **  2,672,927
*Commercial Intertech Corp.         493,425 Convertible Series B
                                      Preferred Shares-
                                      Unallocated                       ** 11,472,131       ** 11,472,131
 Connecticut General Life
   Insurance Company                Guaranteed Account                  ** 10,684,684       ** 10,684,684
 Fidelity Trust Mgt. Co.            Intermediate Bond Fund              **  1,050,788       **  1,082,428
 Fidelity Trust Mgt. Co.            Balanced Fund                       **  1,475,612       **  1,535,474
 Fidelity Trust Mgt. Co.            U.S. Equity Index Fund                    785,719             849,891
 Fidelity Trust Mgt. Co.            Growth Company Fund                 **  2,379,575       **  2,457,394
 Mellon Bank, N.A.                  Temporary Investment Fund                   2,184               2,184


                                        -9-


                         Commercial Intertech Retirement Stock
                               Ownership and Savings Plan

                        Notes to Financial Statements--Continued





    F.    INVESTMENTS--CONTINUED
     Identity of Issuer                    Description of                                        Current
      or Similar Party                       Investment                      Cost                 Value
    --------------------------------------------------------------------------------------------------------
    DECEMBER 31, 1992
    *Commercial Intertech Corp.         160,960 Common Shares,
                                          $1.00 Par Value               **$ 3,004,628         **$ 3,138,724
    *Commercial Intertech Corp.         89,233 Convertible Series B
                                          Preferred Shares Allocated    **  2,074,673         **  2,074,673
    *Commercial Intertech Corp.         521,386 Convertible Series B
                                          Preferred Shares--
                                          Unallocated                   ** 12,122,225         ** 12,122,225
    Connecticut General Life
      Insurance Company                 Guaranteed Account              **  9,636,415         **  9,636,415
    Fidelity Trust Mgt. Co.             Intermediate Bond Fund                843,801               849,446
    Fidelity Trust Mgt. Co.             Balanced Fund                         837,828               831,355
    Fidelity Trust Mgt. Co.             U.S. Equity Index Fund                582,085               615,401
    Fidelity Trust Mgt. Co.             Growth Company Fund             **  1,487,812         **  1,524,198
    Mellon Bank, N.A.                   Temporary Investment Fund              93,961                93,961

    *   Party-in-interest
    **  Investment representing five percent or more of the Plan's net assets available for benefits.


                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued





F.    INVESTMENTS--CONTINUED

The net appreciation (depreciation) (including investments bought, sold and held during the year) for each significant class of investment for the year ended December 31, 1993 is as follows:

         Fair value determined by closing market price:
                 Commercial Intertech Corp. Common Stock            $(31,647)
                 Fidelity Intermediate Bond Fund                      25,995
                 Fidelity Balanced Fund                               66,335
                 Fidelity U.S. Equity Index Fund                      30,856
                 Fidelity Growth Company Fund                         41,433
         Fair value determined by insurance company or
           independent appraiser:
                 Series B Preferred Stock                                  0
                 Guaranteed Account                                        0
                                                                    --------
                                                                    $132,972
                                                                    ========

The Company's common stock is publicly traded on the New York Stock Exchange (ending per share price at December 31, 1993 was $19.50). The Company's Preferred Shares are not registered or publicly traded. Each Preferred Share is convertible into .823 of a share of common stock at any time subject to anti-dilution adjustments. Annual dividends on the Preferred Shares are $1.97625 per share. The Preferred Shares are callable by the Company effective January 1, 1995 and thereafter (at the following prices) and under certain other conditions specified in the Plan.

         Call Date                         Call Price
         ---------                         ----------
         January 1, 1995                   $24.23
         January 1, 1996                    24.03
         January 1, 1997                    23.83
         January 1, 1998                    23.63
         January 1, 1999                    23.44
         January 1, 2000 and thereafter     23.25



                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued





G.    EMPLOYER CONTRIBUTIONS

The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's dividends on Preferred Shares and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its Notes. This contribution enables the Plan to allocate an appropriate number of Preferred Shares to participants (see Note B). Should the value of Preferred Shares allocated be less than the required matching contribution, the Company will make additional contributions to the Plan in the form of common stock or cash. Should the value of Preferred Shares allocated be more than the required matching contributions, any excess value of Preferred Shares released over the required amount will be allocated proportionately to each participant's account in the Plan based upon the ratio of the participant's current Company matching contribution to the Plan for the plan year to the aggregate Company matching contributions to the Plan for all participants for the Plan year.


                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

          Item 27(a)--Schedule of Assets Held for Investment Purposes

                               December 31, 1993


 Identity of Issue                    Description of                                           Current
 or Similar Party                       Investment                         Cost                 Value
- - --------------------------------------------------------------------------------------------------------
 Mellon Bank, N.A.                Temporary Investment Fund            $     2,184         $     2,184
 Fidelity Trust Mgt. Co.          U.S. Equity Index Fund                   785,719             849,891
 Fidelity Trust Mgt. Co.          Intermediate Bond Fund                 1,050,788           1,082,428
 Fidelity Trust Mgt. Co.          Growth Company Fund                    2,379,575           2,457,394
 Fidelity Trust Mgt. Co.          Balanced Fund                          1,475,612           1,535,474
 Connecticut General Life
   Insurance Company              Guaranteed Long-Term Fund             10,684,684          10,684,684

*Commercial Intertech Corp.       190,619 Common Shares
                                    $1.00 Par Value                      3,614,649           3,717,098

*Commercial Intertech Corp.       608,390 Convertible Series B
                                    Preferred Shares                    14,145,058          14,145,058

*Party-in-interest





                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                Item 27(d)--Schedule of Reportable Transactions

                               December 31, 1993


                                                                                              Current Value       Net
 Identity of        Description                          Purchase     Sales       Cost of       of Asset on       Gain
Party Involved       of Assets                            Price       Price        Asset      Transaction Date   (Loss)
- - ------------------------------------------------------------------------------------------------------------------------
CATEGORY (I)--SINGLE TRANSACTION IN EXCESS OF 5% OF PLAN ASSETS

Connecticut Mutual
  Life Insurance
  Company               Loan                                                   $ 5,000,000    $  5,000,000
The Variable Annuity
  Life Insurance
  Company               Loan                                                     8,240,994       8,240,994
Society National Bank   Loan payoff                                             13,240,995      13,240,995

CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Mellon Bank, N.A.       Temporary Investment Fund           $1.00       $1.00    6,803,419       6,803,419
Bankers Trust           Units in Growth Company Fund      Various     Various    1,149,250       1,171,895      $  22,645
Connecticut General
  Life Insurance        Units in Guaranteed Long-Term
  Company                 Fund                                                   3,024,024       3,024,024
Mellon Bank, N.A.       Deposit at Interest               1,000       1,000      2,618,000       2,618,000



